PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900   FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com   Email: corporate@peterhambro.com

05009036

15th June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 16 2005
WASH. D.C. 190 SECTION

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Acquisition – 2nd June 2005;
- Holdings in Company – 2nd June 2005; and
- Holdings in Company – 14th June 2005.

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

dlw 6/16

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 2nd June 2005:

2 June 2005

ACQUISITION OF VERKHNE-ALLIINSKIY DEPOSIT BY OMCHAK

The Peter Hambro Mining Group ("PHM" or the "Group") announces that its 65% Joint Venture Omchak has been successful in the auction of the combined exploration and mining licence over the Verkhne-Alliinskiy gold property in Chita Region of Russia, held in Chita on 30 May 2005.

Omchak paid RuR 60 million (c.US$2.2m) for the licence, which is estimated to contain gold reserves and resources of 76,000 oz and 593,000 oz in Russian categories C1 and C2 respectively and silver reserves and resources of 138,000 oz and 752,000 oz in Russian categories C1 and C2 respectively.

The deposit is located 30 km east of the town of Baley in the Chita Oblast, Russia, with which it is connected by road. The nearest railroad station is located c.50 km from the deposit.

The licence area covers 15.6 km2, with mining contemplated to a maximum depth of 450m. The deposit was discovered in 1980 and preliminary exploration was carried out in 1984-85. The deposit comprises steeply dipping quartz-sulphide veins and mineralised zones. Three principal zones of potential economic interest were explored by trenching and drill holes to a depth of 400m. Underground exploration, by adits and crosscuts, has been carried out on two of the zones.
Gold grades at the deposit vary from 0.8 to 332 g/t. The ore zones are open at depth.

Russian category reserves and resources for Verkhne-Alliinskiy deposit have been estimated from existing exploration data by the geological institute Chitageologiya in 1990 as follows:-

	Category	Ore ('000 t)	Gold Content (kg)	('000 oz)
Gold	C1	201	2,360	76
	C2	1,401	18,460	593
Silver	C1		4,300	138

	C2	23,400
752		

Grades (all in grammes per tonne)

Gold	C1	11.7
	C2	13.2
	Total	13.0
Silver	C1	21.4
	C2	16.7
	Total	14.6

Detailed exploration will be required to further delineate the three principal ore zones already defined and to investigate the more than 50 additional mineral anomalies which have been identified within the licence area, on some of which gold grades up to 5g/t have been recorded. Metallurgical tests have shown that recoveries of 96% of gold and 91% of silver can be achieved, but development of an extraction method will be required, to produce low-arsenic concentrates.

All information on the deposit was provided by Federal Subsoil Agency which conducted the auction in accordance with the auction plan published earlier this year.

Peter Hambro, Chairman of Peter Hambro Mining plc, commented:
"This is an interesting acquisition by our Joint Venture Omchak and is part of its acquisition programme for assets with which to diversify and expand."

The Omchak Joint Venture produced last year 88,900 oz of gold of which 57,000 oz were attributable to Peter Hambro Mining. Through its subsidiaries Berelekh and Nelkobazoloto, Omchak currently operates two enterprises producing gold through underground and alluvial mining.

Enquiries:

Alya Samokhvalova	Peter Hambro Mining PLC +44 (0) 20 7201 8900
Tom Randell / Maria Suleymanova	Merlin +44 (0) 20 7653 6620

<u>Press Release Issued on 2nd June 2005:</u>

June 2, 2005

Dealings by substantial shareholder

On 2 June 2005 the Company was notified by Merrill Lynch & Co., Inc that it now holds 8,269,394 Ordinary Shares in the Company representing 10.96 per cent of the total issued share capital of the Company, of which 7,489,394 Ordinary Shares are held through Nutraco Nominees Limited.

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Press Release Issued on 14th June 2005:

June 14, 2005

Dealings by a substantial shareholder

On 14 June 2005 the Company was notified by Merrill Lynch & Co., Inc that it now holds 9,859,394 Ordinary Shares in the Company representing 13.07 per cent. of the total issued share capital of the Company, of which 7,489,394 Ordinary Shares are held through Nutraco Nominees Limited.